Via Facsimile and U.S. Mail
Mail Stop 4720

October 23, 2009

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: Sangui Biotech International Inc.
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
File No. 0-29233

Dear Mr. Fleing:

　　We have reviewed your July 24, 2009 response to our June 22, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-KSB for the Year Ended June 30, 2008

General

1. With regard to your response to comment one, effects of foreign currency should be included in each of operating activities, investing activities and financing activities on the statement of cash flows. Refer to paragraph 144 of FAS 95. Only the effect of foreign currency on cash is presented separately. Confirm that the amount shown separately from operating, investing and financing relates only to cash or advise.

Item 8A. Controls and procedures, page 31

2. Your proposed Item 307 disclosure in response to comment four does not appear to be appropriate. You state that "Based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report." Please revise your Item 307 disclosure to state that based on the evaluation of the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e), management has concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by your report. Please revise your proposed disclosure accordingly.

3. Your proposed Item 308 disclosure in response to comment six should be revised to state that based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that the Company's internal control over financial reporting was not effective as of the end of the period covered by your report. Please revise your proposed disclosure.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant